Exhibit 99.24


                               MM Companies, Inc.
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019


                                                August 27, 2002

Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063
Attention:  Members of the Board and Secretary

Gentlemen and Ladies:

            We were outraged to learn that, on the eve of the long-delayed 2002 annual meeting of Liquid Audio shareholders, the board of directors of the Company has purported to expand the size of the board from five to seven directors and to appoint two new directors for terms expiring in 2003 and 2004.

            This further attempt by management to manipulate the corporate machinery to its own advantage is an insult to the shareholders, who will finally have a choice in the future of their company at next month's meeting. The Company's board has consisted of five members for at least ten months. Last year, our group's request for two seats on the Company's board was summarily rejected. Under the management-supported Alliance Entertainment merger--which we continue to oppose--Liquid Audio's representation on the surviving company board would be reduced to three directors. Why the sudden rush to expand the board now, with directors who under management's plan for the Company would serve only six weeks?

            We think the answer is self-evident. The purpose of expanding the board at this time, behind closed doors and without shareholder consent, can only be to entrench management, disadvantage our group's proxy contest and further compromise the rights of shareholders to elect representatives of their choice to direct the destiny of their company.

            Accordingly, we believe the board's action has no legitimate corporate purpose and flies in the face of settled principles of Delaware law. We have commenced a challenge to the board's action in Delaware court, which we intend to vigorously pursue.

            We are confident in our position that the court should invalidate management's unconscionable board expansion gambit. However, If the action of the board is for any reason not rescinded or invalidated, we inform the Company that we are making a conforming change in our long-standing proposal to expand the size of the board, for presentation to shareholders at the upcoming annual meeting. Our proposal will be to increase the size of the board by four directors in addition to the directors in office at the time of the meeting. If the Company persists in maintaining that the number of incumbent directors is now seven, our proposal is to increase the size of the board to 11. If the size of the board reverts, as it should, to five, our proposal will revert to increasing the size of the board to 9. In all other respects, our proposals for the

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upcoming annual meeting remain unchanged, including the number and identity of our nominees for election as director.

            Finally, we indignantly note the continuing waste of corporate assets resulting from management's "no-holds-barred, fight-at-all-costs" strategy in the pending proxy contest. We demand public disclosure of all costs that management is incurring for these purposes and hold management strictly accountable for the accelerating depletion of the Company's cash.


                                     Very truly yours,

                                     /s/ James Mitarotonda
                                     ---------------------------
                                     James Mitarotonda